Mail Stop 4561
									September 20, 2005

Mr. Carl E. Berg
Chief Executive Officer
Mission West Properties, Inc.
10050 Bandley Drive
Cupertino, CA 95014

      Re:	Mission West Properties, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		File No. 0-25235

Dear Mr. Berg:

We have reviewed your response letter dated September 15, 2005 and have the following additional comment.

Form 10-K for the year ended December 31, 2004

Item 15, Exhibits, Financial Statement Schedules and Reports on
Form
8-K, pages 88

1. We note your response to comment five in our letter dated
August
31, 2005. We reissue our comment and request that you revise your certifications filed as Exhibits 31.1, 31.2 and 31.3 to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-K.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.





      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3431 if you have questions.



								Sincerely,



      Josh Forgione
      Staff Accountant
Mr. Carl E. Berg
Mission West Properties, Inc.
September 20, 2005
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